Carta Securities, LLC

Statement of Financial Condition and Related Footnotes

SEC File Number: 8-69701

December 31, 2020

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carta Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Bush Street, Floor 23, Suite 2300
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDOUARD MIALHE (407)-990-4455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edouard Mialhe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carta Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TAIWO ADERONMU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AD6101233
Qualified in Queens County
Commission Expires 12/27/23 Date 3/1/21

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Ernst & Young LLP
Suite 1600
560 Mission Street
San Francisco, CA 94105-2907

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Carta Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carta Securities, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2019.

March 1, 2021

Carta Securities, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Assets		
Cash	$	1,630,640
Deposits with clearing organization		250,000
Intercompany receivable		119,013
Prepaid expenses		39,822
Total assets	$	2,039,475

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable		30,853
Accrued expenses		87,547
Total liabilities		118,400
Member's equity		
Member contribution		3,462,284
Accumulated deficit		(1,541,209)
Total member's equity		1,921,075
Total liabilities and member's equity	$	2,039,475

1. Nature of Business

Carta Securities, LLC ("the Company") was incorporated in Delaware as a limited liability company in May 2015. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The Company is in the business of introducing brokerage services and custodian services. The Company's headquarters and principal place of business is in San Francisco, California.

On February 28, 2020, the Company's management decided to discontinue the custodian services offering. Over the following seven months, the Company off-boarded its customers and transferred customer securities held to new custodians in an accurate and orderly manner. On September 15, 2020 all transfers had been completed and all related customer accounts were closed. From that day forward, the Company has not been in possession or control of any customer funds or securities and does not have any outstanding customer balances.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to regulation by the SEC and FINRA regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

In March 2020, the World Health Organization declared the spread of the coronavirus disease 2019 ("COVID-19") a worldwide pandemic. The pandemic has negatively impacted the global economy and caused significant volatility in the financial markets. The Company continues to actively monitor the pandemic and has taken and intends to continue taking steps to identify and mitigate the adverse impacts on, and risks to, its business, financial condition, liquidity, operations, employees, clients and business partners. In response to the pandemic, the Company implemented remote work arrangements for nearly all of its employees and has restricted business travel. To date, with the Company's ability to meet a vast majority of its clients' needs through its technology-based platforms and services, these arrangements have not materially affected the Company's ability to maintain its business operations, including the operation of its financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. Based on information available as of the date of this report, the Company does not expect the pandemic to have a material adverse impact on its Statement of Financial Condition in the near term; although, given the daily evolution of the pandemic, the global responses to curb its spread and the related economic impacts, the Company is currently unable to estimate the long-term effects of the pandemic on its financial condition.

2. Summary of Significant Accounting Policies

Basis of Presentation:

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates:

The preparation of the Company's statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which impacts the carrying value of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2020. The Company's cash is held in various financial institutions in non-interest bearing accounts which, at times, may exceed federally insured limits.

Revenue Recognition:

The Company earns revenue through two major business offerings:

1. The Company earns custodial subscription fees from customers to maintain custody of client securities. Consideration for these arrangements is fixed, and subscription revenue is recognized ratably over the subscription period which aligns with the performance of the custodial services. The subscription period begins on the commencement date per each contract, which is the date the Company's service is made available to the customer. The Company's subscription contracts generally have annual contractual terms and are billed in advance with net 30 payment terms. The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions. During the year ended December 31, 2020, the Company earned no custodial revenue due to the termination of this business line and waiving of such custodial subscription fees.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued):

2. The Company earns revenues from the Parent for acting as an introducing broker dealer including but not limited to routing of orders, trade reporting, and executive services support. Consideration for this arrangement is governed by an intercompany service agreement with the Parent which specifies a monthly fee payable to the Company regardless of the volume of services provided. The performance obligation is to stand ready to perform the services, not the performance of the services themselves, and as such, revenue is recognized on a monthly basis as the performance obligation is fulfilled.

Income Taxes:

The Company is a disregarded entity and not subject to federal or state income tax, thus, no federal or state income tax expense has been recorded in the statement of financial condition. The Company's operating results are included in the federal, state and local income tax returns filed by its Parent. As such, and in accordance with Accounting Standard Update ("ASU") 2019-12, the Company has not recorded any deferred taxes. However, under California law, a limited liability company must file a separate income tax return and pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue. The Company's operating results reported by its Parent are subjected to income tax audit in California for all periods since 2016.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company recognize interest and penalties as a component of income tax expense, when applicable.

2. Summary of Significant Accounting Policies (continued)

Deposit with Clearing Organization:

The Company maintains a $250,000 clearing deposit with its clearing broker. The clearing deposit is required of the Company by the clearing broker to cover any obligation that may arise from the Company. Such clearing deposits are typically retained by the clearing broker for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the corresponding firm does not have obligation to the clearing broker that cannot otherwise be satisfied, within a short period after the termination of a clearing agreement. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As of December 31, 2020, there was no allowance for credit losses on receivables from broker-dealers and clearing organizations.

Receivables from Customers:

Receivables from customers are carried at the original invoiced amount less an allowance for expected credit loss as described below. At December 31, 2020, the Company did not have any receivables from customers due to the termination of the custodian business line and waiving of fees due.

Recently Adopted Accounting Pronouncements:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") that requires financial assets measured at amortized cost be presented at the net amount expected to be collected. The amendments of ASU 2016-13 eliminate the probable incurred loss recognition model under current GAAP and introduces a forward-looking approach, based on expected losses, to estimate credit losses on certain types of financial instruments. The estimate of expected credit losses will require entities to incorporate considerations of historical information, current information, and reasonable and supportable forecasts. The new ASU also expands the disclosure requirements to enable users of statement of financial condition to understand the entity's assumptions, models, and methods for estimating expected credit losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years

The Company adopted ASU 2016-13 using the modified retrospective method for all financial assets measured at amortized cost. Results for periods after January 1, 2020 are presented under ASU 2016-13.

2. Summary of Significant Accounting Policies (continued)

Recently adopted Accounting Pronouncements (continued):

Management has determined that the adoption of ASU 2016-13 does not have a material impact on the Company's statement of financial condition. Most of the financial assets within the scope of ASU 2016-13 are considered highly short-term in nature and therefore, the Company is less susceptible to risks and uncertainty of credit losses over extended periods of time. The adoption of ASU 2016-13 did not result in any material changes to the Company's methods for developing its allowance for credit losses or the information assessed in developing the current estimate of expected credit losses.

3. Net Capital Requirement

The Company is a registered broker-dealer and subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of 2% of aggregated customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2020, the Company's net capital was $1,762,240, which was $1,512,240 in excess of its minimum net capital requirement of $250,000.

4. Securities Exchange Commission Rule 15c3-3

Beginning September 16, 2020, the Company no longer carries customer accounts and does not carry funds and securities for its customers. The Company introduces customer trades to a carrying broker-dealer on a fully disclosed basis, and is exempted from SEC Rule 15c3-3 by operating under the exemptive provision of SEA Rule 15c3-3(k)(2)(ii) throughout the period from September 16, 2020 to December 31, 2020.

5. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect costs be allocated to the Company and recorded on a monthly basis. Direct expenses consist of personnel salary cost based on a percentage of Parent employee time and headcount dedicated to Company activities. Indirect expenses include occupancy, technology, and insurance costs based on actual amounts incurred by its Parent, which are allocated based on headcount. Management considers such allocation methodology as appropriate to reflect the cost incurred by the Parent that benefits the Company.

5. Related-Party Transactions (continued)

In addition to the expense sharing agreement, the Company has an intercompany service agreement with its Parent. Pursuant to the agreement, the Parent shall pay the Company a professional services fee equal to 108% of the costs of services incurred by the Company in the normal course of its introducing brokerage services.

As a result of the expense sharing agreement and intercompany service agreement, the Company has a net receivable from its Parent of $119,013 as of December 31, 2020. The Company's operations and financial position could differ if these entities were unrelated.

6. Commitments and Contingent Liabilities

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Fair Value of Assets and Liabilities

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Deposit with clearing organization, Intercompany receivable, and Accounts payable. The carrying amounts of the financial instruments held by the Company, and reported in the Statement of Financial Condition, closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company evaluated subsequent events through the date the statement of financial condition were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.